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                          January 17, 2023

       Rodman Schley
       Chief Executive Officer and Chief Financial Officer
       EvolveX Equity Fund LLC
       7491 Kline Drive
       Arvada, CO 80005

                                                        Re: EvolveX Equity Fund
LLC
                                                            Post-Qualification
Amendment No. 2 to Form 1-A
                                                            Filed December 22,
2022
                                                            File No. 024-11892

       Dear Rodman Schley:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2022 letter.

       1-A POS filed December 22, 2022

       General

   1. We note your response to comment 1. However, you still describe an 8% return on page
                                                        29 and in the operating
agreement. Please revise or advise.
 Rodman Schley
EvolveX Equity Fund LLC
January 17, 2023
Page 2


       You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameRodman Schley
                                                          Division of
Corporation Finance
Comapany NameEvolveX Equity Fund LLC
                                                          Office of Real Estate
& Construction
January 17, 2023 Page 2
cc:       Nicholas Antaki
FirstName LastName